Filed by PSLY.com, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: PSLY.com, Inc.

Commission File No. 333-267027

PSLY.com, Inc.

Frequently Asked Questions

Regarding the Transaction

The following are talking points for officers of PSLY.com, Inc. (“PSLY”) regarding the proposed acquisitions of Ei.Ventures, Inc. (“Ei.Ventures”) and Mycotopia Therapies Inc. (“Mycotopia”) by PSLY (the acquisitions together, the “Transaction”).

This document provides only a brief summary regarding the matters noted below. This document and any communications you may have with PSLY or its representatives regarding these matters are subject to and qualified in their entirety by the provisions of the Merger Agreement (as defined below). The Merger Agreement was filed with the SEC as an exhibit to PSLY’s Registration Statement on Form S-4 on August 23, 2022. Capitalized terms are used as defined below.

A. General Questions

1. What is the status of the Transaction?

PSLY has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) in connection with its previously announced Transaction, pursuant to which PSLY will acquire Mycotopia and Ei.Ventures. The SEC is currently reviewing the Registration Statement and PSLY will address any comments from the SEC that it may receive in the upcoming weeks. Upon acceptance by the SEC of the responses, the Registration Statement will become effective. After the effective date of the Registration Statement, PSLY expects to apply for its common stock to be listed on the NASDAQ Capital Market under the symbol “PSLY”.

The Registration Statement may be found at:

https://www.sec.gov/Archives/edgar/data/0001931373/000109690622001995/0001096906-22-001995-index.html

Or by searching “PSLY.com, Inc.” at the SEC’s EDGAR Company Search Page:

https://www.sec.gov/edgar/searchedgar/companysearch

2. What exchange will the PSLY shares be listed on? What is the listing symbol?

The combined company, PSLY is applying to have its common stock listed on the NASDAQ Capital Market under the symbol “PSLY”.

3. Who will be on the Board of Directors of PSLY?

PSLY is currently managed by David Nikzad, its President, and Jason Hobson, its Secretary and Treasurer. Pursuant to the Merger Agreement and the PSLY certificate of incorporation, PSLY’s board of directors will consist of six (6) directors, including Jason Hobson, David Nikzad, Benjamin Kaplan and Mark Croskery, along with the currently nominated members Matthew Thelen and Eric Baum. The Registration Statement contains further information regarding the officers and nominated members of the Board of Directors, including certain information regarding the individual experience, qualifications, attributes and skills of each in the “Information Regarding PSLY” section.

B. General Transaction Questions

1. Exchange Ratios; What is the consideration that PSLY will pay to Ei.Ventures’ and Mycotopia’s stockholders?

At closing, each share of Ei.Ventures’ common stock, par value $0.0001 will be converted into the right to receive that number of shares of PSLY common stock equal to (i) the sum of $360,000,000 (Three Hundred Sixty Million Dollars) plus the dollar amount raised by Ei.Ventures under its Regulation A offering since December 6, 2021 and under its Regulation D offering since March 28, 2022, (ii) divided by $1.56, the result of which is divided by (iii) the product of the total number of shares of Ei.Ventures common stock then issued and outstanding multiplied by four (4). We refer to the result produced by this calculation as the Ei. exchange ratio. As of the date hereof, that calculation would result in each share of Ei.Ventures common stock receiving 0.89274 validly issued, fully paid and non-assessable share(s) of PSLY common stock.

At closing, each share of Mycotopia common stock, par value $0.001 per share issued and outstanding (including shares of common stock that have been issued as a result of the conversion of Mycotopia preferred stock or certain convertible notes, but excluding those shares as to which the holder has properly demanded appraisal), will be converted into the right to receive 0.25 validly issued, fully paid and non-assessable share of PSLY common stock.

2. Following the closing of the Transaction, what percentage of PSLY will the former Mycotopia stockholders own?

Following the closing of the Transaction it is anticipated that Mycotopia stockholders will own approximately 6.9% of the common equity of PSLY.

3. Do any of Mycotopia’s directors or officers have interests that may conflict with PSLY’s or Ei.Ventures’ stockholder interests with respect to the Transaction?

Mycotopia’s directors and officers have interests in the Transaction that are different from PSLY’s and Ei.Ventures’ stockholder interests. PSLY’s and Ei.Ventures’ stockholders should keep in mind the following interests of Mycotopia directors and officers:

Mr. Kaplan is the Chief Executive Officer of Mycotopia and of Ehave, Inc., the majority shareholder of Mycotopia Pursuant to Mr. Kaplan’s agreement with Mycotopia, upon consummation of the Transaction, Mr. Kaplan would be entitled to a bonus equal to five percent (5%) of the Transaction value with respect to Mycotopia However, Mr. Kaplan has agreed to terminate his agreement with Mycotopia and forgo the bonus set forth therein. Mr. Kaplan, may, however, be entitled to additional compensation from Ehave, Inc. upon the consummation of the Transaction. The likely benefit to Mycotopia’s directors and officers may influence their motivation for proposing the Transaction. See “Risk Factors — Risks Associated with Our Securities.”

4. Do any of Ei.Ventures’ directors or officers have interests that may conflict with PSLY’s or Mycotopia’s stockholder interests with respect to the Transaction?

Ei.Ventures’ directors and officers have interests in the Transaction that are different from PSLY’s and Mycotopia’s stockholder interests. Ei.Ventures’ directors and officers may be entitled to compensation from PSLY.com, Inc. upon the consummation of the Transaction. The likely benefit to Ei.Ventures’ directors and officers may influence their motivation for proposing the Transaction.

Additional Information and Where to Find It

In connection with the proposed acquisition by PSLY of Mycotopia and Ei.Ventures, pursuant to the Agreement and Plan of Merger by and among PSLY, Mycotopia, Silly Merger Sub M Inc., Silly Merger Sub E Inc, and Ei.Ventures (the “Merger Agreement”), PSLY filed with the SEC a registration statement on Form S-4 on August 23, 2022, which contains a preliminary prospectus of PSLY and a preliminary proxy statement of Mycotopia, which preliminary proxy statement/prospectus will be mailed or otherwise disseminated to Mycotopia’s stockholders when it becomes available. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements) because they will contain important information. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about PSLY and Mycotopia, without charge, at the SEC’s Internet site (http://www.sec.gov).

Participants in Solicitation

PSLY, Mycotopia and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Mycotopia in connection with the proposed transaction. Information about PSLY’s executive officers and directors is set forth in its Registration Statement, which was filed with the SEC on August 23, 2022. Information about Mycotopia’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on April 14, 2022. Investors may obtain more detailed information regarding the direct and indirect interests of PSLY, Mycotopia and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the transaction, filed with the SEC.

Forward-Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning the proposed acquisition by PSLY of Mycotopia and Ei.Ventures, Ei.Ventures’, Mycotopia’s and PSLY’s expected financial performance, as well as Ei.Ventures’, Mycotopia’s and PSLY’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that Mycotopia or Ei.Ventures may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. In addition, please refer to the documents that Mycotopia files with the SEC on Forms 10-K, 10-Q and 8-K, and the Annual Report filed by Ei.Ventures with the SEC. These filings identify and address other important factors that could cause financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication.

All forward-looking statements speak only as of the date of this written communication or, in the case of any document incorporated by reference, the date of that document. PSLY, Mycotopia, and Ei.Ventures are under no duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.